UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wavecom S.A.
File No. 000-30078 - CF#21931

Wavecom S.A. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 8, 2008.

Based on representations by Wavecom S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.10   through April 8, 2013
Exhibit 4.11   through April 8, 2013
Exhibit 4.12   through April 8, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel